UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO._)*

SCHEDULE 13D

QIAO XING MOBILE COMMUNICATION CO.LTD
(Name of Issuer)

Common Stock
(Title of Class of Securities)

G73031109
(CUSIP Number)

Shah Capital Management
8601 Six Forks Road, Suite 630
Raleigh, NC 27615
Tel. No.: (919) 719-6360
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 14,2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of reporting persons:

Shah Capital Management

(2) Check the appropriate box if a member of a group:
(a)
(b)

(3) SEC use only

(4) Source of funds (see instructions)

WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) of Schedule 13D

N/A

(6) Citizenship or place of organization

U.S.A

Number of shares beneficially owned by each reporting person with:

(7)  Sole voting power

2,891,366

(8) Shared voting power

0

(9) Sole dispositive power

2,891,366

(10) Shared dispositive power

0

(11) Aggregate amount beneficially owned by each reporting person

2,891,366

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

N/A

(13) Percent of class represented by amount in Row (11)

5.32%

(14) Type of reporting person (see instructions)

IA

SCHEDULE 13D

Item 1. Security and Issuer

Common Stock of Qiao Xing Mobile Communication Co, Ltd.

Qiao Xing Mobile Communication Co, Ltd.
6 Zhongguancun South Street
10th Floor CEC Building
Beijing,  100086
China

Item 2. Identity and Background

(a). Name: SHAH CAPITAL MANAGEMENT.

(b). Business Address: 8601 Six Forks Road, Suite 630, Raleigh, NC 27615

(c). Principal business: Asset management

(d). During the last five years, the reporting person has not been convicted in a criminal proceeding.

(e). During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f). N/A

Item 3. Source and Amount of Funds or Other Consideration

In making the purchases of the shares of Common Stock, the reporting person uses the assets under management.

Item 4. Purpose of the Transaction

The purpose of the acquisition of the shares of Common Stock by the reporting person is for investment and the purchase of shares was made in the ordinary course of business and was not made for acquiring control of the Issuer. Depending on price, availability, market conditions and other factors that may affect its judgment, the reporting person may acquire additional shares or dispose of any or all of its shares.

(a) to (j). Not Applicable

Item 5. Interest in Securities of the Issuer

(a). Aggregate number of shares owned: 2,891,366
     Percentage of class of securities owned: 5.32%

(b). Sole power to vote or to direct to vote: 2,891,366 shares
     Sole power to dispose or to direct the disposition: 2,891,366 shares

(c). to (e). Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7. Material to be Filed as Exhibits

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2008

Signature: Himanshu Shah/Sd.

Name/Title: Himanshu Shah, President and CIO